Connected Media Technologies, Inc.
950 South Pine Island Road, Suite A150-1094
Plantation, Florida 33324

February 6, 2006

VIA EDGAR

John Reynolds, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Office of Emerging Growth Companies
100 F Street, N.E.
Washington, D.C. 20549

Re: Connected Media Technologies, Inc. (the "Registrant")
      Form SB-2 filed on June 6, 2005, and amended on
      August 16, 2005 and October 3, 2005 (the "Registration Statement")
      File No. 333-125540

Dear Mr. Reynolds:

        Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act”), please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the “SEC”) for an order permitting the Registrant to withdraw the above referenced Registration Statement.

        No securities were sold in connection with the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

                                                                                              Sincerely,

                                                                                              Jeffrey W. Sass
                                                                                              ChiefExecutive Officer